Exhibit 99.1

GAINSCO REPORTS 3rd QUARTER RESULTS

     DALLAS, Texas, November 12, 2004 — GAINSCO, INC. (OTCBB: GNAC) today reported net income for the third quarter 2004 of approximately $1.6 million. After the accretion of the discount on the Redeemable Preferred Stock of approximately $0.9 million and the accrual of dividends on the Redeemable Preferred Stock of approximately $0.3 million, net income available to common shareholders for the third quarter 2004 was approximately $0.4 million, or $0.02 per common share, basic and diluted.

     For the nine months ended September 30, 2004, net income was approximately $3.7 million. After the accretion of the discount on the Redeemable Preferred Stock of approximately $2.5 million and the accrual of dividends on the Redeemable Preferred Stock of approximately $0.8 million, net income available to common shareholders for the nine months ended September 30, 2004 was approximately $0.3 million, or $0.02 per common share, basic and diluted.

     “This quarter we announced a proposed recapitalization transaction that simultaneously addresses the Company’s capital issues and enables the Company to move forward in pursuit of a long-term, multi-state growth plan in nonstandard personal automobile. The recapitalization is subject to the approval of our shareholders. The proxy materials for a special meeting of shareholders to consider and vote on the recapitalization will be mailed to shareholders after review thereof by the Securities and Exchange Commission has been completed,” said Glenn W. Anderson, GAINSCO’s president and chief executive officer.

     “Our insurance operations continued to be profitable for the quarter due to the Company’s nonstandard personal automobile insurance business. Additionally, we continued to exit the commercial lines business through the ongoing process of settling and reducing our remaining inventory of commercial claims,” stated Anderson.

     As of September 30, 2004, approximately $1.6 million had been recognized for financial advisory and legal expenses and fees to those directors serving on the Special Committee in respect of the Special Committee’s consideration of alternatives for dealing with its obligations to the holders of its Preferred Stock, of which approximately $0.4 million was expensed in the quarter ended March 31, 2004 because the proposals to which the amount related had been withdrawn, and approximately $1.2 million was recorded as deferred expenses in Other assets at September 30, 2004.

     The Company paid dividends of $300,000 in the aggregate in respect of the Series B and Series C Preferred Stock on each of July 1, 2004 and October 1, 2004. Dividends accrue at the rate of 20% per annum, of which at least half must be paid quarterly (or at least $150,000 in the aggregate in respect of the Series B and Series C Preferred Stock).

     The Company’s capital base (total assets less total liabilities) at September 30, 2004 was approximately $45.9 million. This amount consisted of Shareholders’ Equity of approximately $12.8 million and three series of Redeemable Preferred Stock, which are classified under generally accepted accounting principles (“GAAP”) as mezzanine financing in the aggregate amount of approximately

THE GAINSCO COMPANIES

1445 Ross Avenue, Suite 5300 Dallas, Texas 75202
214.647.0415 Fax 214.647.0430

—PAGE 2—

$33.1 million. At September 30, 2004, $4.8 million of unaccreted discount on Redeemable Preferred Stock was included in Shareholders’ Equity. Almost all of this unaccreted discount will be accreted from Shareholders’ Equity to Redeemable Preferred Stock by January 1, 2006, the redemption date of the Series A Preferred Stock. At September 30, 2004, Shareholders’ Equity per common share was approximately $0.61 (which includes unaccreted discount on Redeemable Preferred Stock of $0.23 per common share). Shareholders’ Equity less such unaccreted discount was approximately $8.0 million or $0.38 per common share. The aggregate redemption value of Redeemable Preferred Stock was approximately $37.9 million ($37.6 million stated value plus accrued dividends of approximately $0.3 million) at September 30, 2004.

     Combined statutory policyholders’ surplus at the end of the third quarter 2004 was $39.8 million and compares to combined statutory policyholders’ surplus at June 30, 2004 of $38.6 million. The combined statutory policyholders’ surplus at the end of the third quarter 2004 does not include approximately $1.0 million of after-tax, unrealized capital gains that existed in the statutory bond portfolios.

     Net premiums written for the third quarter of 2004 were $11.8 million, compared to $8.8 million for the same period in 2003. Net premiums written for the nine months ended September 30, 2004 were $31.5 million, compared to $25.0 million for the nine months ended 2003. Net premiums earned for the third quarter of 2004 were $10.1 million, compared to $8.0 million for the same period in 2003. Net premiums earned for the nine months ended September 30, 2004 were $27.9 million, compared to $24.5 million for the nine months ended 2003. The increases in Net premiums written and earned for all periods relate to the nonstandard personal auto business in Florida and the startup nonstandard personal auto operations in Texas and Arizona.

     The Company’s net unpaid claims and claim adjustment expenses (Unpaid claims and claim adjustment expenses less Ceded unpaid claims and claim adjustment expenses) at September 30, 2004 were $62.4 million, compared to approximately $64.8 million at June 30, 2004. These balances do not include the beneficial effect of ceded reserves to a reinsurer under a reserve reinsurance cover agreement in the amount of approximately $8.4 million at September 30, 2004, and approximately $9.2 million at June 30, 2004 (the balances of which are included in Reinsurance balances receivable). The principal components of the net reduction in the reserve balances from June 30, 2004 to September 30, 2004 are the settlement of claims in the normal course of business and favorable development in 2004 for nonstandard personal auto and commercial estimated ultimate liabilities. As of September 30, 2004, 327 commercial claims remained, compared to 356 at June 30, 2004 and 600 at September 30, 2003.

     The GAAP combined ratio for the third quarter of 2004 was 92.6%, compared to a combined ratio of 97.9% for the 2003 third quarter, in each case including both the commercial lines business from which the Company is exiting and the continuing personal lines business. The GAAP claims and claim adjustment expenses ratio for the 2004 third quarter was 66.3%, compared with 63.0% for the third quarter of 2003. The GAAP expense ratio for the third quarter 2004 was 26.3%, compared to 34.9% for the 2003 third quarter. For the nine months ended September 30, 2004, the GAAP combined ratio was 95.6%, compared to 106.8% for the same period in 2003. The GAAP claims and claim adjustment expenses ratio for the nine months ended September 30, 2004 was 67.9%, versus

THE GAINSCO COMPANIES

1445 Ross Avenue, Suite 5300 Dallas, Texas 75202
214.647.0415 Fax 214.647.0430

—Page 3—

70.9% for the same nine months ended 2003. The GAAP expense ratio for the nine months ended September 30, 2004 was 27.7% versus 35.9% for the same period in 2003. The GAAP combined ratios and GAAP expense ratios presented above do not include expenses of the holding company.

     For the third quarter 2003, net income was approximately $1.0 million. After the accretion of the discount on the Redeemable Preferred Stock of approximately $0.8 million and the accrual of dividends on the Redeemable Preferred Stock of approximately $0.2 million, net income available to common shareholders and net income per common share, basic and diluted, for the third quarter 2003 were approximately break-even. For the nine months ended September 30, 2003, net income was approximately $1.9 million. After including the effect of the accretion of the discount on the Redeemable Preferred Stock of approximately $2.2 million and the accrual of dividends on the Redeemable Preferred Stock of approximately $0.6 million, net loss available to common shareholders for the nine months ended September 30, 2003 was approximately $0.9 million, or $0.04 per common share, basic and diluted. For all periods presented, the effects of common stock equivalents and convertible preferred stock are antidilutive. Therefore, basic and diluted per share results are reported as the same number.

     GAINSCO, INC. is a Dallas, Texas-based holding company. The Company’s nonstandard personal automobile insurance products are distributed primarily through retail agents in Florida, Texas and Arizona. Its primary insurance subsidiaries are General Agents Insurance Company of America, Inc. and MGA Insurance Company, Inc., both of which are currently rated “B-” (Fair), with a stable outlook, by A.M. Best.

     Statements made in this release that are qualified with words such as “will be,”, etc., are forward-looking statements. Investors are cautioned that important factors, representing certain risks and uncertainties, could cause actual results to differ materially from those contained in the forward-looking statements. These factors include, but are not limited to, (a) the Company’s ability to effectively adjust and settle remaining claims associated with its exit from the commercial insurance business, (b) heightened competition from existing competitors and new competitor entrants into the Company’s markets, (c) the extent to which market conditions firm up, the acceptance of higher prices in the market place and the Company’s ability to realize and sustain higher rates, (d) the Company’s ability to successfully expand operations to new states, (e) contraction of the markets for the Company’s business, (f) factors considered by A.M. Best in its rating of the Company and acceptability of the Company’s current or future A.M. Best rating to its end markets, (g) the successful consummation of the current recapitalization transaction or, to the extent the current recapitalization transactions are not consummated, the Company’s ability to meet its obligations in respect of its Series A, B and C Redeemable Preferred Stock, (h) the ongoing level of claims and claims-related expenses and the adequacy of claim reserves, (i) the outcome of pending litigation, (j) the effectiveness of investment strategies implemented by the Company’s investment manager, Goff Moore Strategic Partners, L.P. (“GMSP”), or the Company’s ability to effectively manage its investments internally if the Company’s investment management agreements with GMSP are terminated in connection with consummation of the recapitalization transactions, (k) continued justification of recoverability of goodwill in the future, (l) the availability of reinsurance and the ability to collect reinsurance recoverables, including amounts that may become recoverable from insurers with less than A.M. Best “Secure” ratings, (m) the Company’s ability to invest in new endeavors that are successful, (n) the limitation on the Company’s ability to use net operating loss carryforwards as a result of constraints caused by ownership changes within the meaning of Internal Revenue Code Section 382, (o) the ability of the Company to realize contingent acquisition payments

THE GAINSCO COMPANIES

1445 Ross Avenue, Suite 5300 Dallas, Texas 75202
214.647.0415 Fax 214.647.0430

—Page 4—

in connection with its sale of the management contract controlling GAINSCO County Mutual Insurance Company, which was prejudiced by legislation passed in the session of the Texas Legislature ended June 2, 2003, and (p) general economic conditions, including fluctuations in interest rates. In addition, the actual emergence of losses and loss expenses may vary, perhaps materially, from the Company’s estimate thereof, because (a) estimates of loss and loss expense liabilities are subject to large potential errors of estimation as the ultimate disposition of claims incurred prior to the financial statement date, whether reported or not, is subject to the outcome of events that have not yet occurred (e.g., jury decisions, court interpretations, legislative changes, subsequent damage to property, changes in the medical condition of claimants, public attitudes and social/economic conditions such as inflation), (b) estimates of losses do not make provision for extraordinary future emergence of new classes of losses or types of losses not sufficiently represented in the Company’s historical data base or which are not yet quantifiable, and (c) estimates of future costs are subject to the inherent limitation on the ability to predict the aggregate course of future events. A forward-looking statement is relevant only as of the date the statement is made and the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances arising after the date on which the statement was made. Please refer to the Company’s recent SEC filings for further information regarding factors that could affect the Company’s results.

—END—

[The GAINSCO, INC. and Subsidiaries Consolidated Statements of Operations and Other Information for the quarters and nine months ended September 30, 2004 and September 30, 2003 follow.]

Release Date:	Friday, November 12, 2004 — FOR IMMEDIATE RELEASE

Company Contacts:	Scott A. Marek, Asst. Vice President-Investor Relations 214.647.0427 Richard M. Buxton, Senior Vice President 214.647.0428 Email address: ir@gainsco.com Website: www.gainsco.com

THE GAINSCO COMPANIES

1445 Ross Avenue, Suite 5300 Dallas, Texas 75202
214.647.0415 Fax 214.647.0430

GAINSCO, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
($ in thousands, except per share data)

	Quarter ended		Nine months ended
	September 30		September 30
	2004	2003	2004	2003
Net premiums earned	$10,138	7,998	$27,874	24,526
Net investment income	596	781	1,769	2,409
Net realized gains	293	0	911	1,266
Other income	1,381	1,197	3,954	3,721

Total revenues	12,408	9,976	34,508	31,922
Claims & CAE incurred	6,719	5,036	18,928	17,390
Commissions	1,719	1,191	4,351	3,087
Change in deferred policy acquisition costs	(327)	(108)	(939)	544
Interest expense	0	25	0	104
Underwriting and operating expenses	2,673	2,836	8,460	8,922

Income before Federal income taxes	1,624	996	3,708	1,875
Federal income taxes	0	0	(8)	0

Net income	$1,624	996	$3,716	1,875

Net income (loss) available to common shareholders	$450	41	$341	(904)

Income (loss) per common share, basic and diluted *	$0.02	0.00	$0.02	(0.04)

*	The effects of convertible preferred stock and common stock equivalents are antidilutive for all periods. As a result, diluted earnings per share is reported the same as basic earnings per share.

GAINSCO, INC. AND SUBSIDIARIES
OTHER INFORMATION
($ in thousands)

Gross premiums written	$11,817	8,800	$31,665	25,022
Net premiums written	$11,760	8,805	$31,522	25,006
GAAP RATIOS:
Claim & CAE Ratio	66.3%	63.0%	67.9%	70.9%
Expense Ratio	26.3%	34.9%	27.7%	35.9%

Combined Ratio	92.6%	97.9%	95.6%	106.8%